Exhibit (t)

FOR IMMEDIATE RELEASE

               BAAN COMPANY TO HOLD SHAREHOLDERS MEETING AUGUST 18
            TO ADOPT INVENSYS PURCHASE AGREEMENT AND ANNUAL ACCOUNTS

BARNEVELD, THE NETHERLANDS AND HERNDON, VIRGINIA - AUGUST 3, 2000 - Baan Company N.V. (NASDAQ: BAANF; ASE: BAAN), a global provider of enterprise business solutions, today announced that an Extraordinary General Meeting of Shareholders will be held in Nijkerk, the Netherlands (at the Hart van Holland Conference Center) on Friday, August 18th, at 09:00 CET. At the meeting shareholders will be asked to adopt the 1999 Annual Accounts and appoint new Management and Supervisory Boards. Nominees for appointment to the Board of Managing Directors are Bruce Henderson, Laurens van der Tang, Hans Wortmann, David Wyman, Justin Besley, and Tim Voak. The shareholders will be asked to appoint to the Board of Supervisory Directors Kathleen O'Donovan, James Mueller, John Saunders, James Bays, and Robert Goudie. Pierre Everaert will resume his duties on the Supervisory Board after having served as Interim CEO of the Company since early January of this year. Shareholders will also be asked to vote on an Asset Purchase Agreement and Offer Amendment entered into with Invensys. The proposed Purchase Agreement would assure the completion of the orderly transfer of the Company's business to Invensys now that Invensys' offer has become unconditional. Also on the agenda of the meeting is a change of the fiscal year of the Company to maintain alignment of the fiscal year of the Company and several of its Dutch subsidiaries. The invitation, agenda and explanatory notes to the agenda of the meeting are available on Baan's website at www.baan.com.

ABOUT BAAN COMPANY

Founded in 1978, Baan Company (NASDAQ: BAANF; ASE: BAAN) is a global provider of enterprise business solutions. Baan Company offers a comprehensive portfolio of integrated services and best-in-class, component-based applications that span an organization's entire value chain including E-Business and Web Commerce, Customer Relationship Management, Enterprise Resource Planning, Supply Chain Management, and Corporate Knowledge Management. Deployed at more than 15,000 customer sites worldwide, Baan Company solutions enable organizations to drive strategic business growth, improve business processes, reduce operating complexity, and increase corporate flexibility.

Baan Company has dual headquarters in Barneveld, The Netherlands and Herndon, Virginia, USA and can be found on the World Wide Web at www.baan.com.

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Statements in this press release using the words "believes," "expects,"
"anticipates," and the like are forward-looking statements within the meaning of the Securities Exchange Act of 1934, as amended, and as such are subject to a number of risks and uncertainties that could significantly affect outcomes. Actual outcomes, therefore, may differ

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materially from the expectations, estimates, or assumptions expressed in or implied by any such statements. Typical risks and uncertainties may be reviewed in the Baan Company's public filings on file with the U.S. Securities and Exchange Commission (including its most recent Form 20-F and 6-K). This disclaimer does not apply to any statements made in connection with the Invensys tender offer.

"Baan" is a registered trademark of Baan Company, and any trade, product, or service name referenced in this release using the name "Baan" is a trademark and/or property of Baan Company. All other company, product, and service names may be trademarks of their respective owners. For more information, please contact:

BAAN COMPANY PUBLIC RELATIONS:

Peter Kramer
Baan Company Press Room + 31 (0) 342 42 8786 pressroom@baan.nl

Judith Ingleton-Beer
Phone: +44 (0)1780 721433
jingletonbeer@iba.co.uk

George Thompson
Fleishman-Hillard (for Baan Company)
+202/828-9708
press@baan.com

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